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SEC FILE NUMBER
001-39955
CUSIP NUMBER
57520Y106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Mason Industrial Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

110 E. 59th Street

Address of Principal Executive Office (Street and Number)

New York, NY, 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Mason Industrial Technology, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, the Company reevaluated the accounting treatment of its public and private placement warrants as equity, and concluded that, based on the SEC Statement, public and private placement warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is currently determining the extent of the SEC Statement’s impact on its financial statements, including the financial statements as of and for the fiscal quarter ended March 31, 2021 included in the Form 10-Q. The Company is in the process of revising its previously filed financial statements as of and for the year ended December 31, 2020. The Company is evaluating the impact of this revision on its internal control over financial reporting related to accounting for its public and private placement warrants.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of its public and private placement warrants in accordance with the SEC Statement, the Company is unable to complete and file the Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Derek Satzinger	(212)	771-1200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MASON INDUSTRIAL TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Derek Satzinger
Name: Derek Satzinger
Title: Chief Financial Officer